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Filed by General Electric Company
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: HPSC, Inc.
Commission File No.: 333-110824

Media contacts:
GE Healthcare Financial Services Leslie Krohn, VP, Communications 312/441/7710
HPSC, Inc. John W. Everets, Chief Executive Officer 617/720/3600

FOR IMMEDIATE RELEASE

GE Healthcare Financial Services Announces Anticipated
Conversion Ratio
for the Acquisition of HPSC, Inc.

        Chicago and Boston (January 9, 2004)—GE Healthcare Financial Services announced today the anticipated conversion ratio for its proposed acquisition of HPSC, Inc. (AMEX: HDR). If the transaction closes as planned on Monday, January 12, 2004, the formula provided for in the agreement would result in each share of HPSC, Inc. common stock being converted into 0.461 shares of GE common stock, plus cash for any fractional shares. For example, for every 100 shares of HPSC, Inc. stock owned, a stockholder would be entitled to 46 shares of GE common stock, plus $3.14 in cash in lieu of fractional shares of GE.

        HPSC stockholders are scheduled to vote on the proposed acquisition at the stockholders meeting on January 12. HPSC, Inc. expects the transaction to close promptly following the special meeting, provided its stockholders approve the deal and that all other conditions to the acquisition are satisfied.

        HPSC, Inc., with headquarters in Boston, MA, is a leading non-bank financial services company engaged primarily in financing licensed healthcare providers throughout the United States. HPSC provides financing, in the form of leases and notes due in installments, to the dental, ophthalmic, chiropractic, optometry, veterinary, podiatry and other medical and healthcare professions. HPSC markets its financing services to healthcare providers in a number of ways, including direct marketing through trade shows, conventions, advertising, cooperative arrangements with equipment vendors, and through its sales staff located in 22 offices throughout the United States.

        About GE Healthcare Financial Services    GE Healthcare Financial Services, a unit of GE Commercial Finance, is the premier provider of capital, financial solutions and related services for the global healthcare industry. With $12 billion in assets and nearly 700 employees, GE Healthcare Financial Services offers a full range of financing capabilities from equipment leasing and real estate financing to working capital lending and vendor finance programs. With a dedicated focus and a deep knowledge of the healthcare industry, GE Healthcare Financial Services works with customers to create tailored financing solutions that help them improve their productivity and profitability. GE Healthcare Financial Services' Web site is www.GEHealthcare.com. General Electric Company (NYSE: GE) is a diversified services, technology and manufacturing company with operations worldwide.

        THIS NEWS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS. THE FOLLOWING FACTORS, AMONG OTHERS, COULD CAUSE THE ACTUAL RESULTS OF THE ACQUISITION

TO DIFFER MATERIALLY FROM GE AND HPSC'S EXPECTATIONS: THE ABILITY TO TIMELY AND FULLY REALIZE THE EXPECTED COST SAVINGS AND REVENUES; COMPETITION; CHANGES IN ECONOMIC CONDITIONS, AND CHANGES IN LEGISLATION OR REGULATORY REQUIREMENTS. NEITHER GE NOR HPSC ASSUMES ANY DUTY TO UPDATE FORWARD-LOOKING STATEMENTS. SUCH STATEMENTS INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS THAT MAY CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY. SUCH STATEMENTS ARE BASED ON INFORMATION AVAILABLE AS OF THE DATE HEREOF, AND ARE MADE ONLY AS OF THE DATE HEREOF. TO THE EXTENT THAT SUCH STATEMENTS RELATE TO THE PROPOSED ACQUISITION REFERRED TO IN THIS RELEASE, THERE IS A RISK, AMONG OTHERS, THAT THE TRANSACTION MIGHT NOT BE COMPLETED.

        WE URGE YOU TO READ THE PROXY STATEMENT/PROSPECTUS, WHICH GE HAS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION AS PART OF A REGISTRATION STATEMENT, BECAUSE IT CONTAINS IMPORTANT INFORMATION. THE PROXY STATEMENT/PROSPECTUS WAS SENT ON OR ABOUT DECEMBER 11, 2003 TO STOCKHOLDERS OF HPSC, INC. SEEKING THEIR APPROVAL OF THE PROPOSED MERGER OF PATRIOT HFS, INC., A WHOLLY OWNED SUBSIDIARY OF GENERAL ELECTRIC COMPANY, WITH AND INTO HPSC INC. YOU MAY OBTAIN A FREE COPY OF THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED BY GENERAL ELECTRIC COMPANY, INCLUDING DOCUMENTS INCORPORATED BY REFERENCE INTO THE PROXY STATEMENT/PROSPECTUS, WITH THE SECURITIES AND EXCHANGE COMMISSION AT THE COMMISSION'S WEB SITE AT WWW.SEC.GOV. YOU MAY ALSO OBTAIN THIS INFORMATION FROM THE GE CONTACT LISTED ABOVE.

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GE Healthcare Financial Services Announces Anticipated Conversion Ratio for the Acquisition of HPSC, Inc.